August 29, 2008

Mr. H. Roger Schwall

Assistant Director

United States

Securities and Exchange Commission

Washington, DC 20549-7010

Dear Mr. Schwall,

We are writing in connection to your comment letter dated July 25, 2008 related to our Form 40 - F for the year ended December 31, 2007, which was filed on March 31, 2008.

As communicated over the phone we received your comment letter on August 26, 2008, and accordingly we were unable to provide our response by the original deadline.

We are gathering information to address each of your comments and will provide our response letter on September 19, 2008.

Sincerely,

ELDORADO GOLD CORPORATION

Earl Price

Chief Financial Officer